Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Compass, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

20464U100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20464U100	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 132,365,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 132,365,273

9	Aggregate Amount Beneficially Owned by Each Reporting Person 132,365,273
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 32.5%
12	Type of Reporting Person CO

CUSIP No. 20464U100	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 132,365,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 132,365,273

9	Aggregate Amount Beneficially Owned by Each Reporting Person 132,365,273
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 32.5%
12	Type of Reporting Person PN

CUSIP No. 20464U100	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 132,365,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 132,365,273

9	Aggregate Amount Beneficially Owned by Each Reporting Person 132,365,273
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 32.5%
12	Type of Reporting Person CO

CUSIP No. 20464U100	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons SVF Excalibur (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 132,365,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 132,365,273

9	Aggregate Amount Beneficially Owned by Each Reporting Person 132,365,273
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 32.5%
12	Type of Reporting Person CO

CUSIP No. 20464U100	Schedule 13G	Page 5 of 9

ITEM 1. (a)	Name of Issuer:

Compass, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

90 Fifth Avenue, 3rd Floor, New York, New York 10011

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund (AIV M1) L.P. (“AIV M1”)

SVF Endurance (Cayman) Limited

SVF Excalibur (Cayman) Limited

(b)	Address or Principal Business Office:

The principal business address for SBIA UK is 69 Grosvenor Street, London, W1K 3JP, United Kingdom. The principal business address for AIV M1 is 251 Little Falls Drive, Wilmington, Delaware 19808. The principal business address for each of SVF Excalibur (Cayman) Limited and SVF Endurance (Cayman) Limited is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(c)	Citizenship of each Reporting Person is:

SBIA UK is organized under the laws of England and Wales. AIV M1 is organized under the laws of the State of Delaware. Each of SVF Excalibur (Cayman) Limited and SVF Endurance (Cayman) Limited is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

20464U100

ITEM 3.

Not applicable.

CUSIP No. 20464U100	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 406,777,033 shares of Class A Common Stock outstanding as of November 9, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	132,365,273	32.5%	0	132,365,273	0	132,365,273
SoftBank Vision Fund (AIV M1) L.P.	132,365,273	32.5%	0	132,365,273	0	132,365,273
SVF Endurance (Cayman) Limited	132,365,273	32.5%	0	132,365,273	0	132,365,273
SVF Excalibur (Cayman) Limited	132,365,273	32.5%	0	132,365,273	0	132,365,273

SVF Excalibur (Cayman) Limited is the record holder of the securities reported herein. SVF Excalibur (Cayman) Limited is a wholly owned subsidiary of SVF Endurance (Cayman) Limited, which is a wholly owned subsidiary of AIV M1.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of AIV M1. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 20464U100	Schedule 13G	Page 7 of 9

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 20464U100	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SoftBank Vision Fund (AIV M1) L.P.
By: SB Investment Advisers (UK) Limited, its manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Excalibur (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

CUSIP No. 20464U100	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.